Exhibit 99.2

P R E S S  R E L E A S E

For Immediate Release	8 May 2003

CADBURY SCHWEPPES 2003 AGM STATEMENT

At Cadbury Schweppes AGM today, John Sunderland, Chief Executive Officer, reviewed the company’s results for 2002 and commented on the outlook for Cadbury Schweppes in 2003.

Mr. Sunderland said, “I am pleased to be able to say that 2003 has started reasonably in a trading environment which has certainly become no easier in recent months.

“In North America the combination of an unusually severe winter and a weak economy has impacted consumer demand for soft drinks. Given this and the already announced changes to our distribution arrangements for 7 UP, we expect profits for our total North Americas Beverage business in 2003 to be broadly in line with 2002 in constant currency terms.

“Cadbury Trebor Bassett has had a strong start to the year and a particularly good Easter. Our other confectionery businesses are generally performing in line with expectations, although Australia and Canada have had a slower start.

“At the end of March, we completed the acquisition of the Adams confectionery business. Although early days, the business is performing in line with our expectations and the integration is running to plan.”

John Sunderland concluded, “The developments in North American beverages and the acquisition of Adams will mean, as we said at the time of our preliminary results, that 2003 will be a transitional year and this will affect delivery against our earnings and cash flow targets this year. However, we remain confident of a satisfactory outcome overall for 2003 as we build a substantial platform for revenue and profit growth in future years.”

Ends

For further information please see over:

Cadbury Schweppes plc:	020-7409-1313
www.cadburyschweppes.com

Investor Relations	020-7830-5095
Sally Jones
Marie Wall

Media Relations	020-7409 1313
Vivienne Carlton
Dora McCabe

The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Notes to Editors:

Cadbury Schweppes

Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is the world’s largest confectionery company. It is also number one in sugar and functional confectionery and a strong number two in gum and the world’s third largest soft drinks company.